Exhibit 3

ARTICLES OF AMENDMENT
TO ARTICLES OF INCORPORATION
OF ZBB ENERGY CORPORATION

Pursuant to Section 180.1003
of the Wisconsin Business Corporation Law

Pursuant to the consent of the Board of Directors dated October 17, 2013 and the approval of the shareholders of ZBB Energy Corporation, a Wisconsin corporation (the "Corporation"), on November 7, 2012, and in accordance with the provisions of Section 180.1003 of Wisconsin Business Corporation Law, the following resolution was duly adopted:

RESOLVED, that the Articles of Incorporation of the Corporation be, and they hereby are, amended to add to Article IV the following text as a new Section A.4.:

4.Without regard to any other provision of these Articles of Incorporation, each five (5) shares of Common Stock issued and outstanding immediately prior to 11:59 p.m., central time, on the date of the filing of this Amendment shall be and is hereby automatically reclassified and changed (without any further act) into one fully-paid and nonassessable share of Common Stock, without increasing or decreasing the par value of the Common Stock, the amount of stated capital or paid-in surplus of the Corporation; provided that no fractional shares shall be issued to shareholders as a result of the foregoing reclassification and that in lieu thereof the Corporation shall pay to any shareholder otherwise entitled thereto an amount in cash equal to the product of the closing sales price of the Common Stock on NYSE MKT on the date of the filing of this Amendment and the amount of the fractional share.

Each registered holder of certificated or uncertificated shares, upon the effective date of this Amendment may surrender each share of the currently issued and outstanding Common Stock of the Corporation or request the Corporation to exchange such shares held for (i) one (1) fully-paid and nonassessable share of Common Stock for each five (5) shares of Common Stock surrendered for exchange and (ii) any cash payment for fractional shares resulting from such reclassification as contemplated above.

Until so surrendered for exchange, the outstanding stock certificates and uncertificated shares theretofore evidencing shares of issued and outstanding Common Stock of the Corporation shall be deemed for all corporate purposes to evidence ownership of the number of shares of the Common Stock which the holder thereof would be entitled to receive upon its surrender.

This Amendment shall be effective as of 12:01 a.m. central time the 31st day of October, 2013.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 29th day of October, 2013.

ZBB ENERGY CORPORATION

By __________________________________
(Signature)
Name:
Title:

This instrument was drafted by:
Mark R. Busch
K&L Gates LLP
214 North Tryon Street, 47th Floor
Charlotte, North Carolina 28202